GRAUBARD MILLER
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

FACSIMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638
January 27, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Christian Windsor
Special Counsel
Mail Stop 0408
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ladenburg Thalmann Financial Services Inc. Registration Statements on Form S-3 Filed November 30, 2005 File Nos. 333-130026 and 130028
Dear Mr. Windsor:
     On behalf of Ladenburg Thalmann Financial Services Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 14, 2005, relating to the above-captioned Registration Statements. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statements, a copy of each of which has been marked with the changes from the original filing of the Registration Statements. We are also delivering three (3) courtesy copies of each such marked Amendment No. 1 to Gregory Dundas. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of each of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.
General
1.	With respect to the private placement, please tell us the exemption from registration relied upon and the pertinent facts relied upon to make the exemption available. Please provide us with a copy of any memorandum or offering circular used in connection with the private placement.
     The shares were issued in private transactions (and not as part of a public offering) under Rule 506 promulgated under Section 4(2) of the Securities Act of 1933, as amended (“Securities

Mr. Christian Windsor
January 27, 2006

Act”). All the requirements of Rule 506 promulgated under the Securities Act were complied with as follows:
•	All of the terms and conditions of Rules 501 and 502 promulgated under the Securities Act were complied with in that the selling shareholders were all “accredited investors” (as defined in Rule 501);

•	each selling shareholder acknowledged that the shares they acquired were for their own account, for investment, and not with a view towards the distribution thereof, that the shares constituted “restricted securities,” as that term is defined in Rule 144 promulgated under the Securities Act and that the shares had not been registered under the Securities Act or any state securities laws and that they could not make any disposition of such shares unless they were so registered under the Securities Act or an applicable exemption was available from such registration requirements; and

•	the issuance of the shares was not done by any form of general solicitation or general advertising.
Accordingly, we believe the issuances were exempt under Section 4(2) and Rule 506 of the Securities Act. A copy of the offering memorandum is attached hereto.
2.	The registration for resale of the shares of affiliates appears to be an offering by or on behalf of the company. As a result, such registration appears to be inconsistent with Rule 415(a)(4) of Regulation C. In addition, Form S-3 appears to be unavailable for this offering. Refer to Item #29 of Section D of the Telephone Interpretation Manual and General Instruction B.1 of Form S-3. Please revise or provide the staff with an analysis and authority for such resale registration.
     We respectfully submit that the resale of shares by the selling shareholders that are related to the Company is not an offering by or on behalf of the Company and that the shares can properly be registered for resale under the Registration Statement under Rule 415(a)(1)(i). Item #29 of Section D of the Staff’s Manual of Publicly Available Telephone Interpretations recognizes that in determining whether an offering styled as a secondary one is really on behalf of the issuer, consideration should be given to “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We respectfully submit that these factors demonstrate that, with respect to the selling shareholders related to the Company, the resale of the shares is not an offering by or on behalf of the Company.

Mr. Christian Windsor
January 27, 2006

     How long the selling shareholders have held the shares. In connection with the consummation of the private placement on November 30, 2005, each selling shareholder related to the Company submitted a binding subscription agreement with respect to his or its purchase obligation. The Company may physically issue the shares to these selling shareholders only upon approval from the Company’s shareholders for this transaction. The Company is currently in the process of preparing its Schedule 14A proxy statement but it is not anticipated that the shareholder meeting will be held until April 2006. Accordingly, such individuals have been at market risk with respect to such shares since November 2005. As a result, the selling shareholders will have effectively held such shares for a significant period of time prior to being able to resell such shares.
     Circumstances under which selling shareholders received the shares. All of the shares registered under the Registration Statement on behalf of the selling shareholders related to the Company were sold to such investors for cash at a fixed price of $0.45 per share, the same price that all other investors paid for their shares. Each investor represented to the Company that he or it was acquiring the securities for his or its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities. Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2)-exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.” In contrast to many PIPE transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, the only condition to the closing of the private placement with respect to the Company’s related investors was approval by the Company’s shareholders and the American Stock Exchange (“Exchange”), which approval by the Exchange had been already obtained. Accordingly, upon acceptance of the binding subscriptions from such investors, they have been bound to purchase the securities subscribed for, assuming the occurrence of the foregoing events which are outside of their control. Since the receipt of such subscriptions, the price of the Company’s common stock has fluctuated from a high of $0.56 per share to a low $0.42 per share. As a result, investors have been at market risk throughout this period and will continue to be at market risk until the Company holds its shareholder meeting.
     Relationship of the selling shareholders to the issuer. Other than five of the selling shareholders (Messrs. Frost, Lampen, Rosen, Rosenstock and Zeitchick, each of whom is a director of the Company), all of the selling shareholders are employees or officers of the Company’s subsidiaries, or family members of such individuals, that are not in a position to control or influence the Company’s activities. While each of the selling shareholders has some affiliation with the Company, only the five selling shareholders referred to above would be considered “affiliates” of the Company under the SEC rules and regulations. However, because of the requirements of the Exchange to obtain shareholder approval for the sale of securities to any of the Company’s officers, directors, employees and consultants, and any related persons to such individuals, the Company is obligated to have a separate closing for such individuals’

Mr. Christian Windsor
January 27, 2006

investment. Furthermore, each selling shareholder purchased securities in the private placement on the same terms and subject to the same conditions (other than the additional condition to receive approval for the transaction by the Company’s stockholders and the Exchange) as the other investors who had no prior relationship with the Company. Accordingly, we do not believe the selling shareholders’ relationship with the Company is indicative of an indirect primary offering on behalf of the Company.
     The amount of shares involved. The amount of securities covered by the Registration Statement for investors related to the Company in the private placement is 8,397,891 shares and the Company currently has 141,590,530 shares outstanding (not including such shares to be issued to the Company’s related investors). Accordingly, this would represent only 5.9% of the Company’s outstanding securities upon consummation of this portion of the private placement.
     Whether the sellers are in the business of underwriting securities. While each of the selling shareholders is related in some way to Ladenburg Thalmann & Co. Inc., the Company’s broker-dealer subsidiary (“Ladenburg”), Ladenburg did not purchase any shares in the private placement and Ladenburg will not be participating in any way in the offering of shares by any of the selling shareholders.
     Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Based on the foregoing, we respectfully believe that the selling shareholders are not acting as a conduit for the Company. Each investor represented to the Company that it was acquiring the securities for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities. Ladenburg will not be participating in any way in the offering of the shares by any of the selling shareholders. Accordingly, we respectfully believe that the offering was properly characterized as a secondary offering.
3.	On page 3 you state that the offering to the affiliates is subject to shareholder approval. It does not appear that you have filed either a Schedule 14A proxy statement or a Schedule 14C information statement. Please provide your analysis of how it is appropriate to register shares, the sale of which has not received the requisite shareholder approval.
     As described above in response to Comment 2, the Company is in the process of preparing its Schedule 14A proxy statement and will file such proxy statement with the SEC. The Company will request acceleration of the effective date of the Registration Statement (SEC File No. 333-130026) only and if the Company’s shareholders approve the private placement to the Company’s related investors.

Mr. Christian Windsor
January 27, 2006

Cover Page
4.	Please identify Mr. Frost and disclose that he is offering 2.4 million shares of which he is beneficial owner.
     We have revised the cover page of the prospectus of the Registration Statement (SEC File No. 333-130026) to identify Dr. Frost and to disclose that he is offering 2.4 million shares of which he is beneficial owner.
Risk Factors
5.	We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.
     We have revised the introductory paragraph of the section titled “Risk Factors” in each of the Registration Statements to indicate that we discuss all material risks to investors in such sections.
6.	With respect to the possibility of being delisted from the American Stock Exchange, please tell us of any correspondence during the last year between the company and the exchange with regard to delisting, or any specific indication from the exchange that delisting may occur in the foreseeable future, and if so what steps the company has taken or plans to take to avoid such action. To the extent possible, tell us the anticipated impact the registration of the current shares may have on the ability of the company to remain listed on the AMEX.
     On September 20, 2004, the Company received notice from the Exchange indicating that it was below certain additional continued listing standards of the Exchange, specifically that the Company had sustained losses in three of its four most recent fiscal years with shareholders’ equity of less than $4.0 million, as set forth in Section 1003(a)(ii) of the Exchange’s Company Guide. At that time, the Company was afforded an opportunity to submit a revised plan advising the Exchange of action the Company had taken, or would take, that would bring it into compliance with all continued listing standards by May 13, 2005 and did so in October 2004. As a result, the Company was allowed to maintain its listing on the Exchange through May 13, 2005, during which time it was subject to continued periodic review by the Exchange’s staff to determine whether it was making progress consistent with the revised plan. Since such time, the Company has been in compliance with the Exchange’s continued listing standards. As the Exchange has approved for listing the shares of common stock sold and to be sold in the Company’s private placement, it is not anticipated that the registration of the current shares will have any impact on the Company’s ability to remain listed on the Exchange.

Mr. Christian Windsor
January 27, 2006

Use of Proceeds
7.	Please disclose to what extent, if any, the proceeds from the private placement are being or will be used to discharge the company’s indebtedness.
     The Company does not intend on using any of the proceeds from the private placement to discharge the Company’s indebtedness.
Selling Shareholders
8.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.
     Glenn Halpryn is an officer of United Security Corporation, a broker-dealer. Ms. Wendy Katz married to Erwin Katz, an employee of Raymond James & Associates, Inc., a broker-dealer. Both Mr. Halpryn and Ms. Katz acquired their securities solely for investment purposes and not as compensation for any professional services of the broker-dealer they are affiliated with. Additionally, each of the selling shareholders listed on Registration Statement, SEC File No. 333-130026, is related to the Company or Ladenburg as follows:

Name of Selling Shareholder	Relationship to the Company or Ladenburg

Dr. Phillip Frost	Director of the Company
Peter Philipps	Father of Michael Philipps, the head of Ladenburg Thalmann & Co.’s Institutional Sales Trading Desk
Bradley & Judith Chase JTROS	Bradley Chase is an Advisory Board member of the Company
Michael Gross	Advisory Board member of the Company
Paul Moskowitz	Consultant to Ladenburg Thalmann & Co.
Stacy Weissman	Former wife of Lawrence B. Weissman, former Chief Investment Strategist for Ladenburg Thalmann Asset Management Inc., a subsidiary of the Company
Peter H. Blum	Senior Managing Director of Investment Banking of Ladenburg Thalmann & Co.
Robert A. Coe Revocable Trust	Robert A. Coe is the father of Mark D. Coe, Managing Director of Ladenburg Thalmann & Co.
William Veghte	Advisory Board member of the Company
Richard J. Rosenstock	Director of the Company
MZ Trading LLC	Mark Zeitchick, the sole managing member of MZ Trading, is a Director of the Company
Richard J. Lampen	Director of the Company
Alexander E. Chapro Profit	Father of Andrew E. Chapro, employee of Ladenburg
Sharing Plan	Thalmann & Co.
Paul Weissman	Father of Lawrence B. Weissman, former Chief Investment Strategist for Ladenburg Thalmann Asset Management Inc., a subsidiary of the Company
Eric H. Jensen Revocable Trust	Eric H. Jensen is an Advisory Board member of the Company

Mr. Christian Windsor
January 27, 2006

Scott Riemer IRA Rollover	Scott Riemer is an employee of Ladenburg Thalmann & Co.
Andrew E. Chapro	Employee of Ladenburg Thalmann & Co.
Susan U. Chapro	Mother of Andrew E. Chapro, employee of Ladenburg Thalmann & Co.
Dr. Steven A. Rosen	Director of the Company
J. Bryant Kirkland III	Former Chief Financial Officer of the Company
Lonnie Ogulnick	Employee of Ladenburg Thalmann & Co.
Edmond J. Harris	Employee of Ladenburg Thalmann & Co.
All of the foregoing individuals acquired their securities solely for investment purposes and not as compensation for any professional services of the broker-dealer they are affiliated with.
9.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.
     No registered broker-dealer acquired any of the securities that were being sold, or are being sold, in the Company’s private placement. Accordingly, we respectfully do not believe any revision to either of the Registration Statements is necessary.
10.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating that those broker-dealer affiliates:
•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.
     We have revised the disclosure in the Registration Statements to indicate that all selling shareholders that are also affiliates of broker-dealers purchased the securities in the ordinary course of business and at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Mr. Christian Windsor
January 27, 2006

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Klein Bruce S. Mendelsohn Salvatore Giardina